 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. )

BioMarin Pharmaceutical Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

09061G101
(CUSIP Number)

September 20, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09061G101	13G	Page 2 of 23 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Investors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,753,293*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,753,293*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,753,293*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 4

CUSIP No. 09061G101	13G	Page 3 of 23 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Performance LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,559,039*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,559,039*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,559,039*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.4%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 4

CUSIP No. 09061G101	13G	Page 4 of 23 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Equities II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
131,179*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
131,179*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
131,179*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 4

CUSIP No. 09061G101	13G	Page 5 of 23 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Equities Master Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,427,860*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,427,860*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,427,860*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.4%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 4

CUSIP No. 09061G101	13G	Page 6 of 23 Pages
1	NAMES OF REPORTING PERSONS
Viking Long Fund GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,138,247*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,138,247*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,138,247*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 4

CUSIP No. 09061G101	13G	Page 7 of 23 Pages
1	NAMES OF REPORTING PERSONS
Viking Long Fund Master Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,138,247*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,138,247*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,138,247*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 4

CUSIP No. 09061G101	13G	Page 8 of 23 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Parent GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,056,007*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,056,007*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,056,007*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 4

CUSIP No. 09061G101	13G	Page 9 of 23 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,056,007*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,056,007*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,056,007*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 * See Item 4

CUSIP No. 09061G101	13G	Page 10 of 23 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Portfolio GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,056,007*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,056,007*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,056,007*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 4

CUSIP No. 09061G101	13G	Page 11 of 23 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Liquid Portfolio Sub-Master LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,056,007*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,056,007*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,056,007*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.6%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* See Item 4

CUSIP No. 09061G101	13G	Page 12 of 23 Pages
1	NAMES OF REPORTING PERSONS
O. Andreas Halvorsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,753,293*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,753,293*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,753,293*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 4

CUSIP No. 09061G101	13G	Page 13 of 23 Pages
1	NAMES OF REPORTING PERSONS
David C. Ott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,753,293*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,753,293*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,753,293*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 4

CUSIP No. 09061G101	13G	Page 14 of 23 Pages
1	NAMES OF REPORTING PERSONS
Rose S. Shabet

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,753,293*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,753,293*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,753,293*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*See Item 4

CUSIP No. 09061G101	13G	Page 15 of 23 Pages
Item 1(a).	Name of Issuer:

BioMarin Pharmaceutical Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

770 Lindaro Street,
San Rafael, CA 94901

Item 2(a).	Name of Person Filing:

Viking Global Investors LP (“VGI”),
Viking Global Performance LLC (“VGP”),
Viking Global Equities II LP (“VGEII”),
Viking Global Equities Master Ltd. (“VGEM”),
Viking Long Fund GP LLC (“VLFGP”),
Viking Long Fund Master Ltd. (“VLFM”),
Viking Global Opportunities Parent GP LLC (“Opportunities Parent”),
Viking Global Opportunities GP LLC (“Opportunities GP”),
Viking Global Opportunities Portfolio GP LLC (“Opportunities Portfolio GP”),
Viking Global Opportunities Liquid Portfolio Sub-Master LP (“VGOL”),
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet (collectively, the “Reporting Persons”)

Items 2(b).	Address of Principal Business Office or, if none, Residence:

 The business address of each of the Reporting Persons is: 600 Washington Blvd., Floor 11, Stamford, Connecticut 06901.

Items 2(c).	Citizenship:

VGI and VGEII are Delaware limited partnerships; VGP, VLFGP, Opportunities Parent, Opportunities GP and Opportunities Portfolio GP are Delaware limited liability companies; VGEM and VLFM are Cayman Islands exempted companies; VGOL is a Cayman Islands exempted limited partnership; O. Andreas Halvorsen is a citizen of Norway; and David C. Ott and Rose S. Shabet are citizens of the United States.

Item 2(d).	Titles of Classes of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP NUMBER: 09061G101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940
(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)
(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐ Parent holding company, in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐ Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

CUSIP No. 09061G101	13G	Page 16 of 23 Pages
Item 4.	Ownership

The percentages set forth herein are based on 190,382,822 shares of Common Stock outstanding as of July 31, 2024, as reported by the Issuer in its quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 5, 2024.

A. VGI

(a) Amount beneficially owned: 9,753,293

(b) Percent of Class: 5.1%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 9,753,293

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 9,753,293

VGI provides managerial services to VGEII, VGEM, VLFM and VGOL. VGI has the authority to dispose of and vote the shares of Common Stock directly owned by VGEII, VGEM, VLFM and VGOL. VGI does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VGI may be deemed to beneficially own the shares of Common Stock directly held by VGEII, VGEM, VLFM and VGOL.

B. VGP

(a) Amount beneficially owned: 6,559,039

(b) Percent of Class: 3.4%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 6,559,039

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 6,559,039

VGP, as the general partner of VGEII, has the authority to dispose of and vote the shares of Common Stock directly owned by VGEII. VGP serves as investment manager to VGEM and has the authority to dispose of and vote the shares of Common Stock directly owned by VGEM. VGP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VGP may be deemed to beneficially own the shares of Common Stock directly held by VGEII and VGEM.

CUSIP No. 09061G101	13G	Page 17 of 23 Pages

C. VGEII

(a) Amount beneficially owned: 131,179

(b) Percent of Class: 0.1%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 131,179

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 131,179

VGEII has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEII.

D. VGEM

(a) Amount beneficially owned: 6,427,860

(b) Percent of Class: 3.4%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 6,427,860

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 6,427,860

VGEM has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its investment manager, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEM. Viking Global Equities LP (a Delaware limited partnership) and Viking Global Equities III Ltd. (a Cayman Islands exempted company), through its investment in VGE III Portfolio Ltd. (a Cayman Islands exempted company), invest substantially all of their assets through VGEM.

CUSIP No. 09061G101	13G	Page 18 of 23 Pages

E. VLFGP

(a) Amount beneficially owned: 2,138,247

(b) Percent of Class: 1.1%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,138,247

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,138,247

VLFGP serves as the investment manager of VLFM and has the authority to dispose of and vote the shares of Common Stock directly owned by VLFM. VLFGP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VLFGP may be deemed to beneficially own the shares of Common Stock directly held by VLFM.

F. VLFM

(a) Amount beneficially owned: 2,138,247

(b) Percent of Class: 1.1%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,138,247

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,138,247

VLFM has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its investment manager, VLFGP, and by VGI, an affiliate of VLFGP, which provides managerial services to VLFM. Viking Long Fund LP (a Delaware limited partnership) and Viking Long Fund III Ltd. (a Cayman Islands exempted company), through its investment in Viking Long Fund Intermediate L.P. (a Cayman Islands limited partnership), invest substantially all of their assets through VLFM.

G. Opportunities Parent

(a) Amount beneficially owned: 1,056,007

(b) Percent of Class: 0.6%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,056,007

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,056,007

Opportunities Parent is the sole member of Opportunities GP, which has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by VGOL. Opportunities Parent does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities Parent may be deemed to beneficially own the shares of Common Stock directly held by VGOL.

CUSIP No. 09061G101	13G	Page 19 of 23 Pages

H. Opportunities GP

(a) Amount beneficially owned: 1,056,007

(b) Percent of Class: 0.6%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,056,007

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,056,007

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by VGOL. Opportunities GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities GP may be deemed to beneficially own the shares of Common Stock directly held by VGOL.

I. Opportunities Portfolio GP

(a) Amount beneficially owned: 1,056,007

(b) Percent of Class: 0.6%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,056,007

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,056,007

Opportunities Portfolio GP serves as the general partner of VGOL and has the authority to dispose of and vote the shares of Common Stock directly owned by VGOL. Opportunities Portfolio GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities Portfolio GP may be deemed to beneficially own the shares of Common Stock directly held by VGOL.

CUSIP No. 09061G101	13G	Page 20 of 23 Pages

J. VGOL

(a) Amount beneficially owned: 1,056,007

(b) Percent of Class: 0.6%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,056,007

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,056,007

VGOL has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOL.

Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOL.

K. O. Andreas Halvorsen, David C. Ott and Rose S. Shabet

(a) Amount beneficially owned: 9,753,293

(b) Percent of Class: 5.1%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 9,753,293

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 9,753,293

Mr. Halvorsen, Mr. Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (general partner of VGI), VGP, VLFGP and Opportunities Parent, have shared authority to dispose of and vote the shares of Common Stock beneficially owned by VGI, VGP, VLFGP and Opportunities Parent. None of Mr. Halvorsen, Mr. Ott and Ms. Shabet directly owns any shares of Common Stock.

Based on Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock directly held by VGEII, VGEM, VLFM and VGOL.

Mr. Halvorsen, Mr. Ott and Ms. Shabet each beneficially own 9,753,293 shares of Common Stock consisting of (i) 131,179 shares of Common Stock directly and beneficially owned by VGEII, (ii) 6,427,860 shares of Common Stock directly and beneficially owned by VGEM, (iii) 2,138,247 shares of Common Stock directly and beneficially owned by VLFM and (iv) 1,056,007 shares of Common Stock directly and beneficially owned by VGOL.

CUSIP No. 09061G101	13G	Page 21 of 23 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The response to Item 4 is incorporated by reference herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification. (if filing pursuant to Rule 13d-1(c)).

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09061G101	13G	Page 22 of 23 Pages
SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2024

	By:	/s/ Scott M. Hendler
	Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

	By:	/s/ Scott M. Hendler
	Name:	Scott M. Hendler on behalf of David C. Ott (2)

	By:	/s/ Scott M. Hendler
	Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).

CUSIP No. 09061G101	13G	Page 23 of 23 Pages
EXHIBIT A - JOINT FILING AGREEMENT

This joint filing agreement is made and entered into as of this 30th day of September, 2024, by and among VIKING GLOBAL INVESTORS LP, VIKING GLOBAL PERFORMANCE LLC, VIKING GLOBAL EQUITIES II LP, VIKING GLOBAL EQUITIES MASTER LTD., VIKING LONG FUND GP LLC, VIKING LONG FUND MASTER LTD., VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, O. Andreas Halvorsen, David C. Ott and Rose S. Shabet.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Forms 3, 4, or 5 or Schedules 13D or 13G, and any and all amendments thereto and any other documents relating thereto (collectively, the “Filings”) as required to be filed pursuant to the Securities Exchange Act of 1934, as amended. The parties to this Agreement further agree and covenant that each will fully cooperate with such other parties in the preparation, timely filing, and delivery of all such Filings.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first set forth above.

Dated: September 30, 2024

	By:	/s/ Scott M. Hendler
	Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

	By:	/s/ Scott M. Hendler
	Name:	Scott M. Hendler on behalf of David C. Ott (2)

	By:	/s/ Scott M. Hendler
	Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).